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                                  FORM 6-K/A
                                  ----------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of December 1998


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)



  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X     Form 40-F
                                   ---              ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes           No   X
                                 ---           ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

  On December 8, 1998, Nippon Telegraph and Telephone Corporation (the "Company") filed a Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding the contents of the report of the Deregulation Committee of the Japanese Government expected to be issued on or about December 15, 1998. The Company is filing this Form 6-K/A in order to amend the Form 6-K to include cautionary statements regarding forward-looking statements to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and to incorporate this Report in the Company's Prospectus constituting part of the Company's Registration Statement on Form F-3 (No. 333-67603). This Report on Form 6-K/A replaces in its entirety the Report on Form 6-K filed on December 8, 1998.

REPORT OF DEREGULATION COMMITTEE:

  The Deregulation Committee, an advisory committee set up by the Japanese Cabinet Decision of December 20, 1997, is expected on or about December 15 to issue a report with respect to government deregulation in a number of sectors of the Japanese economy. While the report may reflect a desire for the Company's complete privatization at some point in the future when monopoly in the regional telecommunications markets is eliminated, it may recommend that effective action should be taken to promote substantive competition between the two regional companies, NTT East and NTT West, after the planned reorganization. Such report is also expected to include a recommendation that in the future the reorganized Company be required to reduce its ownership of NTT DoCoMo to the level where competition between NTT DoCoMo and the two regional companies is facilitated.
If such recommendation is made by the Deregulation Committee, it has not been decided at this time what action, if any, may be taken by the Government and it is not clear at this time to what level the reorganized Company's shareholding of NTT DoCoMo might be required to be reduced.

  The Company has stated that its ownership of NTT DoCoMo does not have any adverse effects on fair competition, and continues to maintain that view. In addition, in 1991 the Company stated that it would aim to list NTT DoCoMo shares after approximately five years from its establishment, and that it would reduce its shareholding in NTT DoCoMo in conjunction with opportunities such as the listing. Following such statement, on October 22, 1998, the Company listed NTT DoCoMo shares and reduced its shareholding from 94.7% to 67.1%.

  Certain statements contained herein are forward-looking statements. These include statements concerning the Company's expectations and other statements that are not historical fact. In particular, the report of the Deregulation Committee has not yet been issued in its final form and the contents are therefore subject to change. The Company may have a further announcement following the finalization of the report. The Company desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

  The information contained herein is hereby incorporated by reference in the Prospectus constituting part of the Company's Registration Statement on Form F-3 (No. 333-67603).

                                 SIGNATURE



  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NIPPON TELEGRAPH AND TELEPHONE
                                          CORPORATION



                                        By: /s/ Mototane Miyazaki
                                            ------------------------------------
                                        Name:  Mototane Miyazaki
                                        Title: Executive Manager
                                               General Affairs Department



Date:  December 9, 1998




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